

Mail Stop 4720

March 18, 2016

<u>Via E-mail</u>
Mr. Robert L. Rosiello
Executive Vice President, Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

       Re: **Valeant Pharmaceuticals International, Inc.**
              Form 8-K
              Filed March 15, 2016 and Amended March 15, 2016
              File No. 001-14956

Dear Mr. Rosiello:

      We have reviewed your most recent earnings release and your February 16, 2016 response to our February 1, 2016 comment letter and have the following comment. Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response, we may have additional comments.

      We note that, over the past four years, you have reported approximately $9.8 billion of non-GAAP net income. During this same period, you reported GAAP net loss of approximately $330 million for a total increase from GAAP loss to non-GAAP income of over $10 billion. In addition, you have reported taxes on $10.2 billion of non-GAAP pretax income at a rate of only 3%.

      During the call on February 26, 2016 between Valeant and the SEC staff, we discussed the company's proposed change to the reconciliation between the GAAP tax provision and the non-GAAP provision. On that call, we expressed significant concern about the non-GAAP tax provision. We learned through your March 15th earnings call that you plan to increase the tax rate used in calculating your future non-GAAP measure to between 10 and 15% in 2016. We also learned that you attributed this change to a suggestion made by the staff. At the time you publicized this change, the staff had informed you that we had concerns about whether your non-GAAP measure was potentially misleading due to the tax provision, but we had not suggested any particular tax rate that would be appropriate nor that it would be appropriate to make a change only prospectively.

      The measure used over at least the past four years gives the impression that you could have generated $10.2 billion in pre-tax profits during that time without paying any significant amount of tax. We find this presentation to be potentially misleading. You should amend or supplement your earnings release to inform investors promptly that the hypothetical results suggested by this non-GAAP measure were unrealistic and show how the revised tax rates would have affected prior periods.

   You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

           Sincerely,

           /s/ Jim B. Rosenberg

           Jim B. Rosenberg
           Senior Assistant Chief Accountant
           Office of Healthcare and Insurance